UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                               ASAHI/AMERICA, INC.
                    ---------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                    ---------------------------------------
                         (Title of Class of Securities)


                                    04338D106
                    ---------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 1 of 6 pages

CUSIP No. 04338D106                  13G                       Page 2 of 6 Pages

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

                       Nichimen Corporation

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  |_|

                                                                       (b)  |X|
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Japan
--------------------------------------------------------------------------------
                   5      SOLE VOTING POWER
    NUMBER OF
                               343,885
     SHARES
                   -------------------------------------------------------------
  BENEFICIALLY     6      SHARED VOTING POWER

    OWNED BY                   147,585

      EACH
                   -------------------------------------------------------------
                   7      SOLE DISPOSITIVE POWER
    REPORTING
                               343,885
     PERSON
                   -------------------------------------------------------------
      WITH         8      SHARED DISPOSITIVE POWER

                               147,585
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       491,470
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       14.7%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 pages

Item 1(a).            Name of Issuer

                      Asahi/America, Inc.

Item 1(b).            Address of Issuer's Principal Office

                      19 Green Street
                      Malden, MA 02148

Item 2(a).            Name of Person Filing

                      Nichimen Corporation

Item 2(b).            Address of Principal Business Office, or if none,
                      Residence

                      1-23 Shiba 4 Chome
                      Maniato-Ku, Tokyo 108
                      Japan

Item 2(c).            Citizenship

                      Japan

Item 2(d).            Title of Class of Securities

                      Common Stock

Item 2(e).            CUSIP Number

                      04338D106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a)[ ]     Broker or Dealer registered under Section 15 of the Act
           (b)[ ]     Bank as defined in section 3(a)(6) of the Act.
           (c)[ ]     Insurance Company as defined in section 3(a)(19) of the
                      Act.
           (d)[ ]     Investment Company registered under section 8 of the
                      Investment Company Act.
           (e)[ ]     Investment Adviser registered under section 203 of the
                      Investment Advisers Act of 1940.
           (f)[ ]     Employee Benefit Plan, pension Fund which is subject to
                      the provisions of the Employee Retirement Income Security
                      Act


                               Page 3 of 6 pages
                      of 1974 or Endowment Fund: see section
                      240.13d-1(b)(1)(ii)(F).
           (g)[ ]     Parent Holding company, in accordance with section
                      240.13d-1(b)(ii)(G) (Note: See Item 7)
           (h)[ ]     Group, in accordance with section 240.13d-1(b)(1)(ii)(H).

Item 4.               Ownership

                      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                      (a)  Amount Beneficially Owned:                               491,470*

                      (b)  Percent of Class:                                           14.7%

                      (c)  Number of shares as to which such persons has:

                           (i)   sole power to vote or to direct the vote:         -343,885-
                           (ii)  shared power to vote or to direct the vote:       -147,585-
                           (iii) sole power to dispose or to direct the
                                   disposition of:                                 -343,885-
                           (iv)  shared power to dispose or to direct the
                                      disposition of:                              -147,585-

                      Note: Nichimen Corporation's shares include 147,585 shares owned by Nichimen America, Inc., its subsidiary. Nichimen Corporation is deemed a beneficial owner of such shares.

Item 5.               Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.               Ownership of More than Five Percent on Behalf of Another
                      Person.

                      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest

                               Page 4 of 6 pages
                      relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act off 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                              Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                              Inapplicable

Item 8.               Identification and Classification of Members of the Group.

                      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                              Inapplicable

Item 9.               Notice of Dissolution of Group.

                              Inapplicable


Item 10.              Certification.

                              Inapplicable


                               Page 5 of 6 pages

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date:        February 12, 1997

                                    Signature:   /s/ Masashi Uesugi
                                                 ------------------------------
                                    Name/Title:  Deputy Senior General Manager



                               Page 6 of 6 pages